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                                                                  Exhibit (a)(7)


[TRANSCRIPT OF EMAIL SENT TO EMPLOYEES ON MAY 11, 2001 FROM LYDIA TERRILL]

To:  Broadbase employees

As you know, we are conducting a stock option exchange program. This is to notify you that we have changed one of the terms of the offer to exclude from the program any options with an exercise price of $0.92 or less. All of the other terms of the offer remain unchanged.

Attached below is a revised copy of the Offer to Exchange (previously sent to you on April 27, 2001) and the list of Frequently Asked Questions (previously sent to you on May 8, 2001), both of which describe important features of our offer. These are being redistributed because they have been revised to reflect that only options with an exercise price of more than $0.92 are eligible for exchange.

As you may recall, the exercise price of the new options to be granted under this program will be $0.92 per share. We have made this change to prevent anyone from inadvertently exchanging options with an exercise price lower than that of the new options.

If you have any questions regarding this change, after reviewing the attached documents you may call me at (650) 614-8379 or email "stock@broadbase.com".